Exhibit 99.1

St. John's, NL - August 2, 2019

FORTIS INC. REPORTS SECOND QUARTER 2019 EARNINGS1

Highlights

•	Second quarter 2019 net earnings of $1.66 per common share. The results were impacted by weather.

•	After-tax gain on sale of Waneta Expansion Hydroelectric Project ("Waneta Expansion") of $484 million

•	Adjusted net earnings[2] of $0.54 per common share

•	2019 capital expenditure plan increased by $0.6 billion to $4.3 billion

•	Utilized $142 million at-the-market common equity program to fund incremental 2019 capital plan

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS), a leader in the North American regulated electric and gas utility industry, released its second quarter results today.

"Fortis continues to deliver on its organic growth strategy with additional investment in renewable energy and electric transmission. The $0.6 billion increase in our 2019 capital plan is driven by Tucson Electric Power's investment in the Oso Grande Wind Project, which is the Corporation's largest wind generation investment to date, and by ITC's purchased and expected purchase of additional transmission assets in Michigan and Iowa," said Barry Perry, President and Chief Executive Officer, Fortis. "We are also pleased that FortisBC recently entered into its first term supply agreement to produce liquefied natural gas ("LNG") for export to China. This agreement is an unprecedented development in Canada's LNG export industry and was made possible by the completion of the Tilbury LNG expansion project in British Columbia."

Net Earnings
The Corporation reported second quarter net earnings attributable to common equity shareholders of $720 million, or $1.66 per common share, compared to $240 million, or $0.57 per common share, for the same period in 2018. On a year-to-date basis, net earnings attributable to common equity shareholders were $1,031 million, or $2.39 per common share, compared to $563 million, or $1.33 per common share, for the same period of 2018.

The increase in earnings reflects a one-time after-tax gain on sale of Waneta Expansion of $484 million, or $1.12 per common share.

Earnings in the second quarter and year-to-date 2019 reflect rate base growth at the regulated utilities, the favourable impact of mark-to-market accounting of natural gas derivatives at the Aitken Creek natural gas storage facility ("Aitken Creek"), and favourable foreign exchange. Growth was offset by the impact of weather with cooler temperatures in Arizona and lower hydrology in Belize, lower realized margins at Aitken Creek and, for earnings per common share, a higher weighted average number of common shares outstanding.

Earnings year-to-date 2019 were also lower than the same period in 2018 due to a one-time $30 million favourable tax remeasurement in the first quarter of last year.

Adjusted Net Earnings2
Adjusted for the $484 million gain on sale of Waneta Expansion and the mark-to-market of natural gas derivatives at Aitken Creek, second quarter adjusted net earnings attributable to common equity shareholders were $235 million, or $0.54 per common share, compared to $251 million, or $0.59 per common share, for the same period in 2018.

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[1]	Financial information is presented in Canadian dollars unless otherwise specified.

[2]
Non-US GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("US GAAP") and may not be comparable to similar measures presented by other entities. Fortis calculated the non-US GAAP measures by adjusting certain US GAAP measures for specific items that management excludes in its key decision-making processes and evaluation of operating results. Refer to the Non-US GAAP Reconciliation provided in this news release.

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Year-to-date adjusted net earnings attributable to common equity shareholders were $551 million, or $1.28 per common share, compared to $548 million, or $1.30 per common share, for the same period in 2018, which also reflects an adjustment for the one-time $30 million favourable tax remeasurement in the first quarter of 2018.

Weather in both Arizona and Belize was a key driver of results lowering earnings per share in the second quarter and year-to-date 2019 by $0.06, compared to 2018. Retail electricity sales at Tucson Electric Power ("TEP") were down due to cooler weather with Tucson experiencing its coldest May in 20 years. In Belize drought conditions persisted with little precipitation available to operate the hydroelectric facility.

Executing on Capital Plan
The Corporation's 2019 capital expenditure plan increased to $4.3 billion, up $0.6 billion from $3.7 billion, as previously disclosed, with $1.6 billion invested during the first half of 2019. The 2019 capital expenditure plan is based on a forecast exchange rate of US$1.00=CAD$1.32.

TEP updated its 2019 capital forecast for the Oso Grande Wind Project (also referred to as the New Mexico Wind Project) to reflect increased capacity with an estimated 2019 capital cost of $346 million (US$262 million), including allowance for funds used during construction, up from approximately $55 million (US$43 million) disclosed in the 2018 annual Management Discussion and Analysis.

At ITC, the 2019 capital forecast has increased approximately $132 million (US$100 million) associated with the purchased and expected purchase of additional transmission assets in its service territory.

Progress on the Wataynikaneyap Power project continued with the Ontario Energy Board approving the leave-to-construct application and receipt of the environmental assessment approvals for the final two phases of the project.

Regulatory Proceedings
Fortis is focused on maintaining constructive regulatory relationships and outcomes across its North American utility group.

In May 2019 TEP filed a proposal with the Federal Energy Regulatory Commission ("FERC") requesting that a forward-looking formula rate replace TEP's stated transmission rates which would allow for more timely recovery of transmission related costs. On July 31, 2019, FERC issued an order accepting TEP's proposed rate revisions, effective August 1, 2019, subject to refund following hearing and settlement procedures.

Sustainability Update
"The Corporation remains committed to sustainability throughout all its operations while continuing to provide safe, reliable energy to customers," said Mr. Perry. "We recently released our 2019 Sustainability Update. At the same time, TEP announced it is engaging key community stakeholders, collaborating with world-class climate change experts at the University of Arizona, and proposing development of new carbon emission reduction goals to prepare for its customers' future energy needs. TEP's 2019 Preliminary Integrated Resource Plan, filed with its regulator, outlines strategies the utility will use to build an energy portfolio that supports reliable, affordable and increasingly sustainable service over the next 15 years."

Outlook
Over the long term, Fortis is well positioned to enhance shareholder value through the execution of its capital expenditure plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories.

The Corporation's $17.3 billion five-year capital plan is expected to increase rate base from $26.1 billion in 2018 to $35.5 billion in 2023, translating into a five-year compound average growth rate of 6.3%. The five-year capital plan addresses system capacity and improves safety and reliability for the benefit of customers through investments that enhance resiliency and improve the performance of the electricity grid. The plan also addresses natural gas system capacity and gas line network integrity, increases cybersecurity protection and will enable the grid to deliver cleaner energy.

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Fortis expects long-term sustainable growth in rate base to support continuing growth in earnings and dividends. Fortis is targeting average annual dividend growth of approximately 6% through 2023. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation's utilities, the successful execution of the five-year capital plan, and management's continued confidence in the strength of the Corporation's diversified portfolio of utilities and record of operational excellence.

Non-US GAAP Reconciliation

	Quarter Ended			Year-to-Date
	June 30			June 30
($ millions, except earnings per share)	2019	2018	Variance	2019	2018	Variance
Net Earnings Attributable to Common Equity Shareholders	720	240	480	1,031	563	468
Adjusting Items
Gain on disposition (1)	(484)	—	(484)	(484)	—	(484)
Unrealized (gain) loss on mark-to-market of derivatives (2)	(1)	11	(12)	4	15	(11)
Consolidated state income tax election (3)	—	—	—	—	(30)	30
Adjusted Net Earnings Attributable to Common Equity Shareholders	235	251	(16)	551	548	3
Adjusted Basic Earnings per Share	0.54	0.59	(0.05)	1.28	1.30	(0.02)

(1)	Gain on sale of the Waneta Expansion, net of expenses, included in the Corporate and Other segment

(2)	Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment

(3)	Remeasurement of deferred income tax liabilities, included in the Corporate and Other segment

About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of $8.4 billion and total assets of approximately $52 billion as at June 30, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Forward-looking information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast consolidated and segmented capital expenditures for 2019 and for the period 2019 through 2023; the nature, timing, benefits and expected costs of capital projects including the Oso Grande Wind Project; forecast rate base for 2023; and the expectation that long-term sustainable growth in rate base will support continued growth in earnings and dividends.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward‑looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: reasonable regulatory decisions and the expectation of regulatory stability; the implementation of the five-year capital expenditure plan; no material capital project and financing cost overruns; sufficient human resources to deliver service and execute the capital expenditure plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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Teleconference to Discuss Second Quarter 2019 Results

A teleconference and webcast will be held on August 2, 2019 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation's second quarter 2019 results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until September 2, 2019. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 5589716.

Additional Information
This news release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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